ETF Opportunities Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

November 6, 2024

VIA EDGAR FILING

Barbara T. Heussler

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP and Form 40-APP/A filed by ETF Opportunities Trust (“Registrant”) (SEC File No. 811-23439 and
CIK 0001771146) and Brookmont Capital Management, LLC (CIK 0001512978); SEC Accession Nos. 0001999371-24-013779 and 0001839882-24-037506

Dear Ms. Heussler:

The Registrant filed Form 40-APP for the purpose of requesting exemptive relief for the Brookmont Catastrophic Bond ETF in the form of a Manager of Managers Order.

The Form 40-APP was filed and accepted on October 23, 2024 and the Form 40-APP/A was filed and accepted on November 4, 2024 (the “Filings”). The Filings were mistakenly filed as both an IA and IC filing which generated two File Nos. (812-15648 and 803-00273). Upon review, the Staff asked that we withdraw the Filings made under the 803 File No. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001999371-24-013779 and Form APP/A with SEC Accession No. 0001839882-24-037506 under File No. 803-00273 be withdrawn.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@Practus.com.

Very truly yours,

/s/ John H. Lively
On behalf of Practus, LLP